

April 30, 2010

<u>**Via U.S. Mail and Fax (410) 581-8070**</u>
Mr. Michael S. McDevitt
Chief Executive Officer
Medifast, Inc.
11445 Cronhill Drive
Owing Mills, MD 21117

       Re: Medifast, Inc.
              Item 4.01 Form 8-K
              Filed April 16, 2010
              Item 4.01 Form 8-K/A
              Filed April 29, 2010
              File No. 1-31573

Dear Mr. McDevitt:

     We have completed our review of your Form 8-K/A and related filings and do not, at this time, have any further comments.

                               Sincerely,

                               Brad Skinner for CW

                               Chris White
                               Branch Chief